December 4, 2014

VIA E-MAIL AND EDGAR

Mr. Andrew Mew, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 10, 2014
File No. 000-10235

Dear Mr. Mew:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated November 20, 2014 (the "Comment Letter"). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following response is provided in italics under the comment contained in the Comment Letter.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

1.
We note from your disclosures in Note 7 that it appears you have included the HomeLink business, a wireless vehicle/home communication business acquired during 2013, in your Automotive Products segment, which primarily designs and manufactures interior and exterior automotive mirrors. Please tell us the consideration given by management in determining your reportable operating segments in light of this significant acquisition

Mr. Andrew Mew
December 4, 2014

during fiscal year 2013. In this regard, it appears that you have acquired new customers, markets and additional product offerings of the HomeLink business. We also note your announcement in your July 24, 2014 earnings call that you have developed new HomeLink products for non-automotive applications. Please tell us how you considered these characteristics of HomeLink’s operations in determining that it is appropriate to aggregate this business with your Automotive Products segment at December 31, 2013. Your response should address how you identified the operating segments under ASC Topic 280-10-50-1 and 280-10-50-3 through 50 and further, how you evaluated each of the aggregation criteria in ASC Topic 280-10-50-11. Also, please identify for us the chief operating decision maker (CODM), the individuals that report directly to the CODM and the nature of the operating results regularly reviewed by your CODM to make decisions about allocating resources and assessing performance. Additionally, please advise us of the amount of revenues and operating profit for HomeLink for 2013 and for the nine months of 2014.

Response:

In our press release dated July 18, 2013 titled, “Gentex Signs Agreement to Acquire HomeLink," filed with form 8-K on July 24, 2014, the Company described HomeLink® as: “HomeLink, a vehicle-based control system that enables drivers to remotely activate garage door openers, entry door locks, home lighting, security systems, entry gates, and other radio frequency convenience products, has been integrated into Gentex' automatic-dimming rearview mirrors for more than 10 years.”

The considerations of management in determining our reportable operating segments involved reexamining our reportable segments in light of the HomeLink acquisition (even though HomeLink sales already existed within our Automotive Products segment at the time of the acquisition). In such reexamination, we evaluated the requirements of ASC Topic 280-10-50-1 and 280-10-50-3 through 50 in relation to the acquired HomeLink business. In doing so, we concluded that the acquired HomeLink business earns revenues and incurs expenses thereby meeting certain, but not all, of the characteristics of the definition of an operating segment as further discussed below.

•
Historically since 2003, as part of a licensing arrangement, the Company has been selling interior auto-dimming rearview mirrors with the HomeLink feature integrated into our mirrors with numerous automotive OEMs worldwide.  As such, prior to the acquisition of HomeLink by the Company, sales of HomeLink were reported within the Automotive Products segment.

•
The Company reports financial information with respect to HomeLink internally (to both management and the Board of Directors) as an individual product line of the Company, similar to how it reports financial information of other product lines (e.g., interior auto-dimming mirrors, and exterior auto-dimming mirrors). The financial information reported for each product line consists only of sales, cost of sales, and gross profit. Financial information below the gross profit line is not compiled for such product lines. The Company does not internally or otherwise allocate specific operating expenses to individual product lines in the Automotive Products segment. Similarly, prior to the acquisition, HomeLink was characterized as a product line in the Automotive Experience Segment by Johnson Controls Inc. Operating expenses are instead allocated on a combined basis in the Automotive

Mr. Andrew Mew
December 4, 2014

Products segment and also to fire protection products and dimmable aircraft windows both of which are not material and are included in the Other segment. The foregoing has been the case before and after the acquisition.

•
While the financial information by product line referred to above is reviewed by our Chief Operating Decision Maker (“CODM”), it is not used to assess overall performance or make resource allocation decisions.  Forecasted information provided to the CODM does not extend below the sales line item level.  Rather, our CODM regularly reviews the discrete financial information of the Automotive Products operating segment (which reflects the operating results of all product lines) to assess the overall performance and to make resource allocation decisions for the Company.

Given the consideration of the above criteria, both in considering all the characteristics of ASC 280-10-50-1 and 3 through 50 (including how management has organized the business both before and after the acquisition and the fact that combined operating results are reviewed by management and the Board of Directors), the Company concluded that the acquired HomeLink business did/does not meet the characteristics of an operating segment, Additionally, as the HomeLink business did not meet the definition of an operating segment, the aggregation criteria of ASC 280-10-50-11 was not applicable.

In reference to the Company’s July 24, 2014 earnings call regarding new HomeLink products for non-automotive applications, the Company has developed a product roadmap for the future of HomeLink, in which the Company continues our marketing of the product to new customers, markets, and applications. Nevertheless, the Company has yet to have any sales to these new areas to date. The Company currently believes that the primary growth drivers for the HomeLink products (both within the mirror and as a stand-alone module) will continue to be in the automotive industry (including potential growth in newer markets such as China). The Company does not currently anticipate that such potential, non-traditional customers, markets, and applications will become material to the Company’s Consolidated Financial Statements for the foreseeable future. Nevertheless, as it always does, the Company will continue to monitor the development of any such business over time.

Fred Bauer, Chief Executive Officer, Mark Newton, Senior Vice President, and Steve Downing, Chief Financial Officer, collectively serve as the Company’s CODM. Each of these individuals has direct reports as noted below:

Fred Bauer, Chief Executive Officer

•	David Christian - Operations Manager, Fire Protection

•	Elizabeth Diekevers - Executive Administrative Assistant

•	Steven Downing - VP of Finance, CFO

◦	Steven Bell - Financial Analyst

◦	Gabriel Brown - Commercial Manager

◦	Clifford Burgess - Director of Information Technology

◦	Robert Hughes - Director of Finance and Tax

◦	Angela Nadeau - Director of Commercial Management

◦	Kevin Nash - VP of Accounting, CAO

◦	Laura Sawinski - Travel Coordinator

◦	Rebecca Sweezea - Travel Coordinator

◦	James Trainor - Commercial Manager

◦	Jason Van Every - Business Forecast Manager

Mr. Andrew Mew
December 4, 2014

•	Paul Flynn Jr. - VP of Operations

•	Mathias Fox - Director of Mechanical Engineering

•	Sue Franz - VP of Chemistry

•	Scott Heerema - Director of Facilities

•	Kenneth Horner - VP of Quality Assurance

•	Yong-Ho Lee - General Manager Korea

•	Mark Newton - Senior Vice President

◦	Neil Boehm - Senior Engineering Director

◦	Bradley Bosma - VP of European Business

◦	Martin Budek - Sales Manager

◦	Matthew Chiodo - Sales Director

◦	David Driscoll - Program Manager

◦	David Falb - Engineering Manager Camera Systems

◦	William Juhasz Jr. - Sales Engineer

◦	Che Krause - Sales Director

◦	Thomas Latsko - Sales Director

◦	Ethan Lee -Engineering Manager - Display Audio Systems

◦	Joseph Matthews - VP of Purchasing

◦	Barry Nelson - Engineering Manager Research Test

◦	Douglas Newhouse - Sales Director

◦	Bo Pan - General Manager - China

◦	Craig Piersma - Director of Marketing

◦	Tom Sherman - Engineering Manager Electronics

◦	Marc Smeyers - Engineering Director Electrical Engineering

◦	Geoffrey Wright - Sales Engineer

•	Kazuhiko Nishijima - General Manager Japan

•	Lori Querback - Administrative Assistant

•	Elliott Richards - Engineering Manager Data Management

•	Wayne Rumsey - Engineering Manager CAE

•	Scott Ryan - Patent Attorney

•	David Schmidt - Engineering Manager Software Development

•	Paul St. Amour - Chief Pilot

•	William Tonar - VP of Applied Materials

•	Kurtis Wassink - Director of Human Resources

The nature of the operating results that are reviewed by the CODM include monthly, quarterly, and annual consolidated financial results. Additionally, the primary financial information reviewed by the CODM to assess performance and make resource allocation decisions is reviewed at the automotive products, fire protection, and dimmable aircraft window levels. Product line financial information is reviewed as well, but as stated above only includes revenue, cost of sales, and gross profit information in the Automotive Products segment.

As part of the HomeLink acquisition, the Company disclosed in paragraph three of Footnote 10 of the Notes to the Consolidated Financial Statements of our Form 10-K for the year ended December 31, 2013, the revenues and gross profits attributable to the HomeLink acquisition as required by ASC Topic 805, Business Combinations, as at the time the Company determined that the acquired business did not meet the criteria as a stand-alone operating segment, and therefore did not have reportable operating profit. The Company respectfully refers you to that disclosure. As with all of the Company’s advanced feature automotive mirror products, the Company considers any additional disclosure of specific revenues and gross profit (for the nine months ended September 30, 2014, or otherwise, except as required by FASB ASC Topic 805), to be potentially harmful to the Company, as such information is deemed to be confidential and proprietary.

Mr. Andrew Mew
December 4, 2014

Because of the way our business is organized, reporting this information as its own operating segment is not really possible and in any event could be misleading to investors because a significant portion of the financial benefit of the acquisition was attributable to licensing/royalty fee savings on our existing automotive interior auto-dimming mirror products. The Company is not aware of any requirement necessitating any additional disclosure of such confidential and proprietary information. The Company will, however, consider disclosing such information to the SEC Division of Corporation Finance pursuant to and under a written request for confidential treatment, if still requested by the SEC after reviewing this response by the Company. Please also see the response to Comment 2 below.

Given the foregoing, the Company respectfully suggests that our existing disclosures are adequate and do not require revision. In future filings, the Company will continue to consider applicable guidance with respect to determining reportable operating segments and will adjust disclosures as appropriate and necessary.

Form 10-Q for the Quarter Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note your disclosure that automotive net sales increased in both the three months ended September 30, 2014 and nine months ended September 30, 2014 due to an increase of 10% and 11%, respectively, in automotive mirror unit shipments and the addition of HomeLink. In light of the significance of the HomeLink acquisition, please tell us, and revise your discussion of the changes in net sales to quantify the amount of the net sales increase related to internal growth and the amount related to the HomeLink acquisition. In this regard, we also note that as a percentage of net sales, cost of goods sold decreased in both the three months ended September 30, 2014 and the nine months ended September 30, 2014, as compared to the comparable 2013 periods, and you disclose that this was due in part to the impact of the HomeLink acquisition. Please explain to us, and revise to disclose, the reasons why the addition of the HomeLink business resulted in a decrease in your cost of goods sold as a percentage of net sales.

Response:

The Company has previously disclosed the expected impact on annual revenues of the acquisition of the HomeLink business. In our press release dated July 18, 2013 titled, “Gentex Signs Agreement to Acquire HomeLink," filed with Form 8-K on July 24, 2014, the Company announced that we expected our annual revenue to increase in the range of $125 million to $150 million per year as a result of the acquisition of the HomeLink business. For the last quarter of 2013 (after the acquisition of such business) and the nine months ended September 30, 2014, sales from the acquired HomeLink business were not materially different from the guidance provided.

As noted above, the acquisition of the HomeLink business included licensing/royalty fee savings on our existing automotive interior auto-dimming mirror products, since the Company already sold HomeLink within our existing Automotive Products segment prior to the acquisition. The gross profit margin of the acquired HomeLink business when combined with the licensing/royalty fee savings of the Company's already existing interior auto-dimming mirror based HomeLink business

Mr. Andrew Mew
December 4, 2014

(which was disclosed in the Company’s Form 8-K/A filed on December 9, 2013) was higher than that of the Company’s previous consolidated gross profit margins.
In the same July 18, 2013 press release referenced above, the Company disclosed that the Company's gross profit margin would be positively impacted as a result of the acquisition of the HomeLink business in the range of 1% - 1.5% on a consolidated basis. In addition, the Company disclosed in our Form 10-Q (for the third quarter of 2014, filed November 10, 2014) the following specific details regarding the positive impacts to gross margin and the related quantitative measures highlighted below:

•	For the three months ended September 30, 2014:

◦
As a percentage of net sales, cost of goods sold decreased to 60.5% for the third quarter of 2014 versus 63.3% in the third quarter of 2013, primarily due to the impact of the HomeLink acquisition, improvements in product mix, and purchasing cost reductions, which were partially offset by annual customer price reductions. Each of the positive factors is estimated to have impacted cost of goods sold independently as a percentage of net sales by approximately 125 - 150 basis points.

•	For the Nine months ended September 30, 2014:

◦
As a percentage of net sales, cost of goods sold for the nine months ended September 30, 2014 declined to 60.6%, down from 64.3% in the same period last year primarily due to the impact of the HomeLink® acquisition, improvements in product mix, and purchasing cost reductions, which were partially offset by annual customer price reductions. Each of the positive factors is estimated to have impacted cost of goods sold independently as a percentage of net sales by approximately 150 - 200 basis points.

Supporting reasons that positively impacted the decrease in cost of goods sold as a percentage of net sales were manufacturing efficiencies achieved by leveraging the existing capital equipment supporting our Automotive Products segment. As anticipated, the HomeLink product is manufactured using our existing equipment, which created economies of scale being achieved not only through our labor and manufacturing efficiencies, but also by leveraging electronics purchasing for better pricing for all electronics purchases. The benefit of the foregoing was realized within our Automotive Products segment.
Given the foregoing, the Company respectfully suggests the existing disclosures for the three and nine months ended September 30, 2014, to be adequate and do not require further revision. In future filings, the Company will continue to consider whether additional disclosures are necessary.
This letter has been submitted in electronic form, under the label "corresp" with a copy to the staff, within ten (10) business days of the Company's receipt of the Comment Letter (which occurred November 20, 2014). In addition, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Andrew Mew
December 4, 2014

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no need to revise any existing disclosure. Please contact me by telephone at 616-772-1590 x 4341, by fax at 616-772-7348, or by e-mail at steve.downing@gentex.com with any questions or comments you may have. Thank you.

Sincerely,

/s/ Steven R. Downing

Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer
Chairman and Chief Executive Officer
Mr. Kevin Nash
Vice President Accounting and Chief Accounting Officer